EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

	Three Months Ended March 31,	Year Ended December 31,
(dollars in millions)	2015	2014	2013	2012	2011	2010
Earnings before income taxes	$2490	$9,656	$8,915	$8,622	$7,959	$7,383
Fixed charges	191	753	839	732	594	570

Total earnings available for fixed charges	$2,681	$10,409	$9,754	$9,354	$8,553	$7,953

Fixed Charges:
Interest expense	$150	$618	$708	$632	$505	$481
Interest component of rental payments	41	135	131	100	89	89

Total fixed charges	$191	$753	$839	$732	$594	$570

Ratio of earnings to fixed charges	14.0	13.8	11.6	12.8	14.4	14.0

(a)	The Company had no preference equity securities outstanding and did not pay preferred dividends in any of the periods presented. Consequently, the Company’s ratio of earnings to combined fixed charges and preferred stock dividends for each of such periods is identical to the Company’s ratio of earnings to fixed charges as indicated above.

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.